VIA EDGAR

October 4, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0404

Re:	Unitil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 10, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 4, 2010

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Filed April 27, 2010 and July 27, 2010

File No. 001-8858

Dear Mr. Owings:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated September 23, 2010 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s:

(i)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), which was filed with the Commission on February 10, 2010;

(ii)	Definitive Proxy Statement on Schedule 14A (the “Proxy”), which was filed with the Commission on March 4, 2010; and

(iii)	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010, which were filed with the Commission on April 27, 2010 and July 27, 2010.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Corporate Office

6 Liberty Lane West

Hampton, NH 03842-1720

Phone: 603-772-0775

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7, Management’s Discussion and Analysis of Financial Condition, page 22

Liquidity, Commitments and Capital Requirements, page 30

Sources of Capital, page 30

1.	Please disclose the amount of total credit that remained available to you under your revolving credit facility as of December 31, 2009 and June 30, 2010. Please disclose when your revolving credit agreement is set to expire.

Response #1:

Noted and agreed. The total credit that remained available to the Registrant under its revolving credit facility was $15.5 million as of December 31, 2009 and $55.4 million as of June 30, 2010. The revolving credit facility is set to expire on October 12, 2010.

In future filings, in the Liquidity, Commitments and Capital Requirements section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Registrant will disclose the amount of total credit that remained available to it at the end of the reporting periods and the scheduled expiration date of its revolving credit facilities. Also, the Registrant may provide a cross reference to the “Credit Arrangements” Note to the Consolidated Financial Statements, where the Registrant has previously disclosed (i) the outstanding amount under its revolving credit facility; (ii) the total amount of its revolving credit facility; and (iii) the term and effective date of its revolving credit facility.

Item 9A. Controls and Procedures, page 85

Disclosure Controls and Procedures, page 85

2.	Your management’s conclusion regarding the effectiveness of your disclosure controls and procedures was as of December 31, 2008 rather than as of December 31, 2009. Please confirm that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures was to be for the period covered by your Form 10-K for the fiscal year ended December 31, 2009 and not for the fiscal year ended December 31, 2008.

Response #2:

Noted and agreed. The Registrant confirms that management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures was for the period covered by its Form 10-K for the fiscal year ended December 31, 2009 and not for the fiscal year ended December 31, 2008. This was an inadvertent typographical error.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

Management’s Report on Internal Control over Financial Reporting, page 85

3.	We note that in the second paragraph you provide a summarized definition of Internal Controls over Financial Reporting, which does not appear to track the definition, provided in Exchange Act Rule 13a-15(f). As such, please revise to provide the entire definition of Internal Control over Financial Reporting as defined in Exchange Act Rule 13a-15(f). Alternatively, you may simply refer readers to the definition of Internal Control over Financial Reporting provided in Exchange Act Rule 13a-15(f).

Response #3:

Noted and agreed. The Registrant notes that the first paragraph of Management’s Report on Internal Control over Financial Reporting on page 85 of its Form 10-K for the year ended December 31, 2009 includes the text “…internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).” Nevertheless, the Registrant will omit the summarized definition of Internal Control over Financial Reporting and refer readers to the definition in Rule 13a-15(f) in future filings.

4.	You state that “management believes the Company’s internal control over financial reporting is designed and operating effectively as of December 31, 2009.” Please revise to state, if true, that your management concluded that your internal control over financial reporting was effective as of the end of the period covered by the report, rather than stating they “believe” that your internal control over financial reporting “is designed and operating effectively.”

Response #4:

Noted and agreed. The Registrant will revise its statement in its Management Report on Internal Control over Financial Reporting in future filings to state, if true, that its management concluded that its internal control over financial reporting was effective as of the end of the period covered by the report.

Item 15. Exhibits and Financial Statement Schedules, page 88

5.	It appears that you have not provided the schedules and/or exhibits to Exhibit 10.14 Credit Agreement between Unitil Corporation and Bank of American dated November 26, 2008 and Exhibit 10.17 Credit Agreement between Unitil Corporation and Royal Bank of Canada dated December 1, 2008. Please refile the complete credit agreements, including all schedules and exhibits with your next periodic report.

Response #5:

Noted and agreed. On December 3, 2008, the Registrant filed with the Commission, as exhibits to the Registrant’s Current Report on Form 8-K, the Credit Agreement between Unitil Corporation and Bank of America (as Administrative Agent and Lender) and Other Lenders dated November 26, 2008 (the “Revolving Credit Agreement”) and the Credit Agreement between Unitil Corporation and Royal Bank of Canada dated December 1, 2008 (the “Bridge

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

Financing Credit Agreement”). However, the Registrant did not include the ancillary schedules and exhibits related to those agreements.

The Registrant used the Bridge Financing Credit Agreement in connection with its acquisitions of Northern Utilities, Inc. and Granite State Gas Transmission, Inc. The Registrant repaid the Bridge Financing Credit Agreement in full in May of 2009. The Registrant proposes that it not file the complete Bridge Financing Credit Agreement with its next periodic filing because the agreement is no longer in effect.

The Revolving Credit Agreement, as amended, will expire on October 12, 2010, which is prior to the Company’s next periodic report. Prior to this expiration date, the Company expects to enter into an amendment that will establish a new term for the Revolving Credit Agreement. The Registrant proposes to file the amendment and the complete Revolving Credit Agreement as exhibits to a Current Report on Form 8-K following the execution of the amendment.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Operations, page 15

6.	Please describe the nature and scope of Towers Perrin’s engagement and any material elements of the instructions or directions given to Towers Perrin with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulations S-K.

Response #6:

In 2009, the Compensation Committee of the Registrant engaged Towers Perrin (now Towers Watson) to perform work of the following nature and scope:

1)	Competitive assessment of non-union cash compensation for 150 jobs in the general employee population – including cash compensation, appropriateness of salary structure, and analysis of incentive targets.

2)	Review of broad-based benefit program design to ensure competitiveness of total compensation.

3)	Review of outside directors’ compensation.

4)	Detailed review of compensation for executives, including named executive officers – including definition of competitive marketplace and peer group, assessment of competitiveness and mix of total compensation, appropriateness of cash and equity incentive programs, and competitiveness of key benefit programs.

Within the scope of work identified above, Towers Perrin’s final report included an analysis of the Company’s compensation as it relates to and supports the Company’s business strategy, as well as program assessment and design modification, as appropriate, and a recommended schedule of implementation, as appropriate.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

In future filings, the Company will include the specific details of the scope of the engagement of compensation consultants and any material elements of the instructions or directions given to said consultants, as required by Item 407(e)(3)(iii) of Regulation S-K.

Risk and Broad-Based Compensation Programs, page 16

7.	We note your disclosure in response to Item 402(s) of Regulations S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.

Response #7:

The Compensation Committee (“Committee”) of the Registrant met in September 2009 to review and evaluate the Company’s compensation policies and practices, including the Company’s Incentive Plan performance metrics, variable and non-variable pay mix, and limited non-performance payouts, in connection with the new proxy disclosure rules, which had been proposed by the Securities and Exchange Commission in July 2009.

The Committee concluded, and management agreed, that the risks arising from the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company because (a) the Company’s compensation program is designed to be balanced and not motivate imprudent or excessive risk taking by executive officers or other employees, (b) the Company does not use incentives that encourage short-term, high risk strategies at the expense of long-term performance and value, (c) the Committee has significant discretion in its determination of incentive compensation awards, (d) the Committee considers distinct quantitative factors with regard to incentive compensation, (e) the Committee considers qualitative factors, such as the difficulty of achieving goals and challenges faced during the year, to encourage employees and executive officers to consider and balance all aspects of the Company’s strategic plan, both short and long term, and (f) variable and non-variable pay mix is proportionally weighted for executive officers and all employees.

Compensation Discussion and Analysis, page 27

8.	We note that Towers Perrin provided you executive compensation information for comparable companies found in various Towers Perrin reports, which are listed on page 28. It appears that you used the information Towers Perrin provided to you about these companies to set the pay of your executive officers. Please disclose which companies you benchmarked your executive compensation against. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response #8:

To assess the competitiveness of market pay for executive compensation as a whole, Towers Perrin used two forms of data for analysis:

1)	Proxy-based compensation analysis — publicly-available proxy filings for the following organizations:

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

Allete, Black Hills Corp., Central Vermont Public Service Corp., CH Energy Group, Chesapeake Utilities Corp., Cleco Corp., DPL., El Paso Electric, Empire District Electric, Florida Public Utilities, IDACORP, ITC Holdings, MGE Energy, Northwest Natural Gas, RGC Resources, South Jersey Industries, Southwestern Energy, UIL Holdings, UniSource Energy.

2)	Published survey-based analysis — published surveys as listed on page 28 of the Proxy. Due to confidentiality of the surveys, they do not disclose participants by position or survey scope criteria. All data were size-adjusted using revenue or employee regression or scope parameters.

In future filings, the Company will include the names of all companies against which executive compensation is benchmarked, as required by Item 402(b)(2)(xiv).

Base Salary, page 28

9.	We note that when setting the salary of executives and whether they receive merit increases to their salary you consider their individual performance. Please describe the elements of individual performance that you consider when setting an executive’s salary and when you are deciding whether to award a merit increase.

Response #9:

The Company sets salary ranges for every position based upon comparative salary data provided by Towers Perrin. The midpoint (or middle) of the salary range is set at the median level when compared to similar positions at other utility companies. In relation to each executive officer, base pay is set within the salary range based upon individual performance relative to individual annual goals. This same process is used for both executive and non-executive positions. The elements of individual performance differ depending on the individual position, but include: quality and accuracy of work; successful completion of established goals; ability to initiate creative solutions; adaptability to change; and impact on performance of the Company.

The elements of individual performance that are considered regarding the award of a merit increase are essentially the quality and quantity of work performed and results achieved under individual established goals for the year, as noted above. Each position in the Company, including all executive officer positions, has a job description that outlines the accountabilities and competencies required. As stated on Page 29 of the Registrant’s Proxy, merit increases are considered at the end of the year based on the evaluation of each person’s performance as related to each accountability listed in the individual job description, as well as the achievement of individual goals established at the beginning of the year.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

Performance Objectives and Measures for Incentive Compensation, page 32

10.	Please provide the results of your 2009 performance objectives applicable to your Incentive Plan and Restricted Stock Plan.

Response #10:

The results of the 2009 performance objectives applicable to the Registrant’s Incentive Plan and Restricted Stock Plan are listed below.

Objective 2009	Measure	Result	Weight
Earnings Per Share (“EPS”) the achievement of a stipulated level of EPS	Minimum—approved budget EPS minus $0.10 Target—approved budget EPS Maximum—approved budget EPS plus $0.10	Below Minimum	25%

Three-Year Average Return on Equity the achievement of average three-year return on equity measured against same average three-year performance of peer utility companies	Minimum—better than lowest third of peers Target—better than peer average Maximum—in top third of peers	Target	15%

Gas Safety the response to odor calls measured against Maine, Massachusetts, and New Hampshire minimum performance level for service quality	Minimum—95% Target—97% Maximum—99%	Maximum	10%

Reliability the achievement of a certain level of reliability performance as determined in accordance with the utility industry’s SAIDI (System Average Interruption Duration Index) standard	Minimum—191 minutes Target—156 minutes Maximum—121 minutes	Maximum	10%

Customer Satisfaction the achievement of a stipulated level of customer satisfaction as measured by direct customer feedback by means of a customer satisfaction survey distributed during the year and compared to the current national Edison Electric Institute (“EEI”) benchmark for residential customers	Minimum—target minus 5% Target—national EEI benchmark Maximum—target plus 5%	Below Minimum	10%

Gas & Electric Residential Distribution Rates the achievement of residential rates measured against same-year performance of peer utility companies in the northeast; results weighted 50% electric and 50% gas	Minimum—better than most costly third of peers Target—better than peer average Maximum—in the least cost third of peers	Maximum	30%

TOTAL			100%

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

11.	We note that your disclosure regarding the effectiveness of your disclosure controls and procedures in your Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010 differ from the disclosure controls and procedures disclosure found in your Form 10-K. In this regard, we note that your Forms 10-Q states that your management concluded that your disclosure controls and procedures “are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings.” Your management’s conclusion regarding your disclosure controls and procedures appears to encompass only a portion of the definition of disclosure controls and procedures as provided in Rule 13a-15(d). Please revise to provide your management’s conclusion regarding the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(d). Please also note that disclosure controls and procedures include the communication of all information to management, not just “material” information. Please confirm that you will omit the word “material” from future filings. Alternatively, you may simply omit the definition of disclosure controls and procedures from your disclosure and only provide your management’s conclusion regarding the effectiveness of your disclosure controls and procedures.

Response #11:

Noted and agreed. The Registrant will conform its disclosure regarding the effectiveness of its disclosure controls and procedures in its Form 10-Q filings going forward to the disclosure controls and procedures disclosure in its Form 10-K, and provide its management’s conclusion regarding the effectiveness of its disclosure controls and procedures as defined by Rule 13a-15(d). The Registrant confirms that it will omit the word “material” in such disclosure in future filings.

Specifically, the Registrant intends to disclose, if true, the following in its future 10-Q filings regarding the effectiveness of its disclosure controls and procedures:

“Management of the Company, under the supervision and with the participation of the Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of (reporting date to be inserted here). Based upon this evaluation, the Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded as of (reporting date to be inserted here) that the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) are effective.”

“There have been no changes in the Company’s internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f) during the fiscal quarter covered by this Form 10-Q that have affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.”

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 4, 2010

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/s/ Mark H. Collin	/s/ Laurence M. Brock
Mark H. Collin	Laurence M. Brock
Senior Vice President,	Controller & Chief Accounting Officer
Chief Financial Officer & Treasurer